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SECURITIES AND EXCHANGE COMMISSION
W



SEC MAIL PROCESSING
RECEIVED
NOV 2 1 2007
WASH, D.C.
186
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NOBLE INTERNATIONAL INVESTMENTS, INC.



OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6501 Congress Avenue, Suite 100
(No. and Street)

Boca Raton (City) FL (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nico Pronk (561) 994-1191
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE (Address) POMPANO BEACH (City) Florida (State) 33060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Nico Pronk, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Noble International Investments, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Deborah Guller
Commission # DD495189
Expires: NOV. 30, 2009
Bonded Thru Atlantic Bonding Co., Inc.



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

NOBLE INTERNATIONAL INVESTMENTS, INC.

TABLE OF CONTENTS



Ahearn
Jasco +
Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT AUDITORS' REPORT

Board of Directors
Noble International Investments, Inc.

We have audited the accompanying statement of financial condition of Noble International Investments, Inc. (the "Company") as of September 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Noble International Investments, Inc. as of September 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

Ahearn Jasco + Company, P.A.
AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
November 12, 2007

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2007

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 1,764,376
Cash on deposit with clearing organizations	100,000
Securities owned, at market value	61,598
Consulting and other fees receivable	33,000
Prepaid and other current assets	11,442
TOTAL CURRENT ASSETS	1,970,416
DEFERRED TAX ASSET	41,800
PROPERTY AND EQUIPMENT, net	31,816
OTHER ASSETS	26,794
TOTAL	$ 2,070,826

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 573,182
Payable to brokers and dealers	79,826
Inventory not yet purchased	16,281
Income taxes payable	59,800
Due to related entity	10,185
TOTAL CURRENT LIABILITIES	739,274
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 100 shares authorized, issued, and outstanding	100
Additional paid-in capital	903,747
Retained earnings	427,705
TOTAL STOCKHOLDER'S EQUITY	1,331,552
TOTAL	$ 2,070,826

The accompanying notes should be read with this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Noble International Investments, Inc. (the "Company") was incorporated in the State of Florida on September 21, 1984 and operates as a registered securities broker/dealer under the rules of the Financial Industry Regulatory Authority ("FINRA"), formerly known as the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Dutch American Holdings, Inc. ("Holdings"). Holdings, together with its subsidiaries, are hereinafter referred to as the "Combined Group".

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company manages its customer accounts through Pershing Securities ("Pershing") on a fully disclosed basis. Pershing provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities are valued at market value and securities not readily marketable (if any) are valued at fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in the statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions, which are in excess of the insured limits.

Fair Value of Financial Instruments

Cash, accounts receivable, accounts payable and accrued liabilities are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Income Taxes

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry forwards, and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2007, the Company had net capital of $1,170,221, which was $895,221 in excess of its required net capital of $275,000. The Company had a ratio of aggregate indebtedness to net capital of .62 to 1, based on an aggregated indebtedness of $722,993 as of September 30, 2007.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of September 30, 2007:

Furniture	$ 105,534
Equipment	52,245
Leasehold improvements	142,771
Computer equipment	82,184
Total cost	382,734
Less: Accumulated depreciation	350,918
Property and equipment, net	$ 31,816

NOTE 4. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased consist of marketable trading and investment securities at quoted market values. These securities consisted only of corporate stocks as of September 30, 2007.

NOTE 5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of September 30, 2007:

Accounts payable	$ 126,136
Bank overdraft	188,106
Accrued bonuses payable	258,940
Total accounts payable and accrued expenses	$ 573,182

NOTE 6. RELATED PARTY TRANSACTIONS

Noble Capital Management, Inc. ("NCM") is a related entity through common ownership and is part of the Combined Group. NCM's principal business is that of registered investment advisor. Due to the undelineated relationship between the Company's securities business and NCM's registered investment advisor business, certain expenses of NCM are included in the accounts of the Company and then allocated back to NCM via a systematic calculation based on the revenue of NCM. During the year ended September 30, 2007, the Company charged NCM $367,812 for commission expense and $11,083 for overhead allocation. As of September 30, 2007, the Company owed NCM $10,185.

NOTE 7. COMMITMENTS AND CONTINGENCIES

NASD Arbitrations

The Company has been named in three separate NASD arbitration actions by former clients of the Company for allegedly violating various securities laws and NASD rules. These actions have not been settled as of September 30, 2007. Management intends to vigorously defend against these claims. For those actions referred to counsel, counsel has advised the Company that it is unable to opine on the likelihood of an unfavorable outcome, therefore, the financial statements are affected by an uncertainty the outcome of which is not susceptible of reasonable estimation. The accompanying financial statements do not include an accrual for any loss that may result from the ultimate outcome of these actions. Management believes that the settlement or resolution of these actions will not have a material effect on the financial position or results of operations of the Company.

Other

From time to time the Company is exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. At September 30, 2007, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

NOTE 8. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company will record these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2007.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

NOTE 8. CONCENTRATIONS AND CREDIT RISKS (continued)

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers' obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

<u>Concentrations of Credit Risk</u>
The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

END